Highland Global Allocation Fund

c/o Highland Capital Management Fund Advisors, L.P.

200 Crescent Court, Suite 700

Dallas, Texas 75201

February 13, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Vince DiStefano

Re:	Highland Global Allocation Fund
(File Nos. 333-229628 and 811-23369)
Initial Registration Statement on Form N-2

Dear Mr. DiStefano:

On February 11, 2019, Highland Global Allocation Fund (the “Fund”) filed the above-captioned registration statement on Form N-2, as amended (the “Registration Statement”). The Fund hereby requests acceleration of the effectiveness of the Registration Statement for February 13, 2019, or as soon thereafter as possible.

In support of its request for acceleration, the Fund acknowledges that:

1. The Fund is responsible for the accuracy and adequacy of the disclosures in the filing;

2. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

3. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

4. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours,

Highland Global Allocation Fund

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer